UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.____)*

                               CHISTE CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   17017Q 10 7
                                 (CUSIP Number)

                                 AUGUST 1, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  17017Q 10 7

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Pequot Capital Management, Inc.
     06-1524885

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a.   [ ]

     b.   [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With


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5.   Sole Voting Power:          0

6.   Shared Voting Power:        19,157,813*

7.   Sole Dispositive Power:     19,157,813*

8.   Shared Dispositive Power:   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person   19,157,813*

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]

11.  Percent of Class Represented by Amount in Row (9):        10.29%*

12.  Type of Reporting Person (See Instructions):        IA

Item 1.   (a)   Name of Issuer
                Chiste Corporation (the "Issuer")

          (b)   Address of Issuer's Principal Executive Offices
                1801 Route 51 South
                Jefferson Hills, PA 15025

Item 2.   (a)   Name of Person Filing
                Pequot Capital Management, Inc. (the "Reporting Person")

          (b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

          (c)   Citizenship
                The Reporting Person is a Connecticut corporation.

          (d)   Title of Class of Securities
                Common Stock, par value $0.001 (the "Common Stock")

          (e)   CUSIP Number
                17017Q 10 7

Item 3.   This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

          The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership.

          Ownership of the aggregate number and percentage of Common Stock is as follows:

          (a)  Amount beneficially owned: 19,157,813 shares*

          (b)  Percent of class: 10.29%*


----------
* The Reporting Person (as defined below) may be deemed to be part of a group with certain other stockholders pursuant to the terms of a voting agreement and certain subscription agreements, in each case, as described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 163,330,516 shares of Common Stock (as defined below), in the aggregate, beneficially owned by the other stockholders. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above. (See the section entitled "Beneficial Ownership" below).


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          (c)  Number of shares as to which the person has:

               (i)      Sole power to vote or to direct the vote

                        0

               (ii)     Shared power to vote or to direct the vote

                        19,157,813 shares

               (iii) Sole power to dispose or to direct the disposition of 19,157,813 shares

               (iv)     Shared power to dispose or to direct the disposition of

                        0

     On May 13, 2005, the Issuer, HydroGen, LLC, Leo Blomen, Joshua Tosteson, the Reporting Person and the other members of HydroGen, LLC entered into that certain Exchange Agreement, dated May 13, 2005 (the "Exchange Agreement"). Pursuant to the terms of the Exchange Agreement, the holders of all of the outstanding membership interests of HydroGen, LLC (the "Interests") contributed the Interests to the Issuer. In exchange, the Issuer issued to such holders an aggregate of 742,255 shares of the Issuer's Series B Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"). Immediately following the closing of the transactions contemplated by the Exchange Agreement (the "Closing"), the Issuer issued an additional 211,569 shares of Preferred Stock to certain institutional investors.

     In connection with the transactions contemplated by the Exchange Agreement, the Reporting Person contributed its Interests and was issued 103,359 shares of Preferred Stock. The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940 and exercises discretionary authority over clients' accounts (the "Accounts"). The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional securities of the Issuer or dispose of the securities of the Issuer, in the open market, in privately negotiated transactions or in any other lawful manner. The Reporting Person does not have any other plans or proposals in respect of the securities of the Issuer that would be required to be reported under Item 4 of Schedule 13D. The funds for the purchase of the Interests held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders. No additional funds were paid in connection with the consummation of the transactions contemplated by the Exchange Agreement.

     PREFERRED STOCK

     Each share of Preferred Stock will be convertible into 185.35215 shares of Common Stock (the "Conversion Rate") prior to giving effect to the proposed reverse split described below. The Preferred Stock will convert automatically into shares of Common Stock upon the approval by the holders of a majority of the Common Stock and Preferred Stock (voting together as a single class on an as-converted basis) of a 1 for 25 reverse stock split of the Common Stock ("Reverse Split"). The Conversion Rate will be adjusted for stock splits, combinations of shares, mergers and other events, including a downward adjustment to account for the Reverse Split. The holders of Preferred Stock are entitled to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of common stock for a vote, including directors. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock issuable upon its conversion.

     VOTING AGREEMENT

     The Issuer, Keating Reverse Merger Fund, LLC ("KRM"), Messrs. Blomen and Tosteson and the other HydroGen members, and certain institutional investors entered into a voting agreement or



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subscription agreements with the Issuer with terms substantially similar to the terms of the Voting Agreement (collectively, the "Voting Agreements"). The Issuer and the Reporting Person entered into a subscription agreement, dated as of July 7, 2005 (the "Subscription Agreement"), with terms substantially similar to the terms of the Voting Agreements. Under the terms of the Voting Agreements and the Subscription Agreement, the parties agreed to vote their shares of Common Stock (voting together as a single class on an as-converted basis) to:
(i) elect one person designated by KRM (the "KRM Designee") from time to time to the Issuer's board of directors for a period of one year following the Closing; and (ii) approve the Reverse Split and a corporate name change (clauses (i) and (ii) collectively referred to as the "Actions"). The parties also agreed to maintain the board of directors at five persons. In the event that the Reporting Person fails to vote its shares to approve each of the Actions, it has granted to Mr. Tosteson and Mr. Andrew Thomas an irrevocable proxy to vote its shares to approve such Actions. The Voting Agreements (but not the Subscription Agreement) also contain additional restrictions on transfer for each stockholder party thereto (other than KRM) and additional provisions requiring the stockholders party thereto, so long as Messrs. Tosteson and Mr. Blomen are each employed by and a shareholder of the Issuer, to elect Mr. Tosteson, Mr. Blomen and one person designated by each of Messrs. Tosteson and Blomen to the Issuer's board of directors for a period of one year following the Closing. The voting provisions described in clause (ii) terminate upon the consummation of the Reverse Split and the name change and the voting provisions described in clause
(i) and the additional voting provisions in the Voting Agreements terminate one year after the Closing, except that certain institutional investors (other than the Reporting Person) holding the equivalent of 39,214,769 votes are bound by such voting provisions until October 5, 2005. Under the terms of the Voting Agreements and the Subscription Agreement, the Reporting Person does not have the right to designate or approve the KRM Designee or any other director.

     BENEFICIAL OWNERSHIP

     *Assuming the conversion of the Preferred Stock, the Reporting Person beneficially owns 19,157,813 shares of Common Stock, representing approximately 10.29% of shares of Common Stock outstanding as of July 29, 2005. The beneficial ownership of the Common Stock underlying the Preferred Stock reported in this filing by the Reporting Person is based on such entity's ownership of the Common Stock, prior to the proposed Reverse Split, and assumes a total of 186,189,958 shares of Common Stock outstanding as of July 29, 2005, on a pre-Reverse Split, as-converted basis. By virtue of the Voting Agreements and the Subscription Agreement, a "group," within the meaning of Section 13(d)(3) of the Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed that includes the Reporting Person, KRM, Messrs. Blomen and Tosteson and the other members of HydroGen, LLC (collectively, the "Group Members"). The group would be deemed to beneficially own, in the aggregate, 182,488,329 shares of Common Stock, representing approximately 98.01% of the Common Stock outstanding as of July 29, 2005. The Reporting Person expressly disclaims beneficial ownership of the Common Stock beneficially owned by any other Group Member. Pursuant to, and to the extent set forth in, the Voting Agreements and the Subscription Agreement, the Reporting Person may be deemed to share voting power with respect to the shares of Common Stock beneficially owned by the other Group Members.

     Except as otherwise described in this Item 4, the Subscription Agreement has terms substantially similar to the terms of the Form of the Subscription Agreement previously filed by the Issuer as Exhibit 10.11 to the Form 8-K filed by the Issuer on July 11, 2005, which is incorporated herein as Exhibit 1 by reference.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The Reporting Person is an investment adviser registered under
          Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares that are the subject of this filing through the investment discretion the Reporting Person exercises over the Accounts. Although such Accounts do not have beneficial ownership of such shares for purposes of Section
          13 and Section 16 of the Act, one account of the Reporting Person, Pequot Scout Fund, L.P. owns of record more than 5% of the Issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.


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          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of the Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 10, 2005
                                 ---------------
                                     (Date)

                               By: /s/ Aryeh Davis
                               -------------------
                                  (Signature)

       Aryeh Davis, Chief Operating Officer, General Counsel and Secretary
       -------------------------------------------------------------------
                                  (Name/Title)


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                                  EXHIBIT INDEX

Exhibit 1       Form of Subscription Agreement (incorporated by reference to
                Exhibit 10.11 to the Issuer's Form 8-K, dated July 7, 2005 (filed July 11, 2005)).